FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
June 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                  ).

Enclosure:	Press release dated April 13, 2005: TRANSGENE: CASH POSITION AND NET CASH EXPENDITURES AS OF MARCH 31, 2005

PRINCIPAL FEATURES OF THE CAPITAL INCREASE WITHOUT PREEMPTIVE RIGHTS THROUGH THE ISSUANCE OF SHARES WITH WARRANTS (ABSA)
SIGNATURE

     THIS PRESS RELEASE IS BEING FURNISHED FOR INFORMATION PURPOSES ONLY UNDER FORM 6-K, IN COMPLIANCE WITH THE INSTRUCTIONS THERETO AND RULE 13a-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

     THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE « SECURITIES ACT »), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED UNDER REGULATION S UNDER THE SECURITIES ACT) UNLESS REGISTERED UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION.

Paris, 15 June 2005.

TRANSGENE is launching a capital increase without shareholders’ preemptive subscription rights and with no priority subscription period, through the issuance of 4,050,000 shares with warrants (hereinafter the “ABSA”).

The capital increase involves the issuance for cash of shares with warrants (ABSA) in the nominal amount of 9,266,812 euros, without shareholders’ preemptive rights.

The subscription period will be from 4 July through 8 July 2005. It will be preceded by a pre-marketing period from 15 June through 1 July 2005.

The subscription price of the ABSA will depend on market conditions when the issue is launched. Pursuant to Article 155-5 of Decree 2005-112 of 10 February 2005, the subscription price will be at least equal to the weighted average share price during the three trading days preceding the pricing, with a possible discount not exceeding 5%, plus the estimated value of the warrant (BSA).

The subscription price will be set on 1 July 2005 and will be announced in a press release on 4 July 2005 before the opening of trading on Eurolist by Euronext™.

Each share issued (hereinafter, a “New Share”) will carry a warrant (“BSA”); 2 BSA will allow the holder to subscribe to one new share of TRANSGENE. BSA holders will be able to subscribe to TRANSGENE shares from the date of delivery of the BSA until 17 July 2006, a period of twelve (12) months.

The exercise price will be 10% above the weighted average share price during the three trading days preceding the date the exercise price is set. The exercise price of the BSA will be set on 1 July 2005 and will be published in a press release on 4 July 2005 before the opening of trading on Eurolist by Euronext™.

TSGH, the majority shareholder of the Company, which held 7,071,138 shares representing 70.3% of the capital and 76.51% of the voting rights as of 6 June 2005, has undertaken to subscribe to the capital increase in the amount of €10 million, approximately one-third of the planned offering, taking into account a possible supplementary share issuance under an extension clause which may be exercised in the event of oversubscription.

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs.

This document is an unofficial translation of the French document published at the request of the Autorité des marchés financiers (“AMF”) pursuant to Article 211-11 of the AMF’s general regulations.

TRANSGENE is listed for trading in Compartment C of Eurolist by Euronext™.

Symbol: TNG
ISIN code: FR0005175080

PRINCIPAL FEATURES OF THE CAPITAL INCREASE WITHOUT PREEMPTIVE
RIGHTS THROUGH THE ISSUANCE OF SHARES WITH WARRANTS (ABSA)

PURPOSE OF THE CAPITAL INCREASE

The cash resources of €10 million available at the end of March 2005 cover the Company’s cash needs until September 2005. The purpose of the capital increase is to enable the Company to continue its clinical research activity in order to achieve its medium-term objectives, particularly the initiation of a Phase IIb clinical trial for its product MVA-MUC1-IL2; the continuation of the Phase IIb trial of MVA-HPV-IL2; and then, if the results of these trials are positive and development partnerships are established, the beginning of Phase III trials for these products; and the launch of a Phase II/III trial with Ad-IFNg, and the entry into the clinical testing phase for MVA-HCV.

On the basis of current annual cash needs of €20 million, excluding the establishment of strategic partnerships providing additional financing, the capital increase of €28 million would provide financing until the first quarter of 2007. If all the BSA warrants are exercised, financing would be sufficient to continue activities until the fourth quarter of 2007.

The Company’s ability to continue its development activities and pursue the objectives described above could be reduced if the Company experiences technical difficulties or significant unanticipated costs.

SECURITIES TO BE ISSUED

Using the authority granted by the Extraordinary Shareholders’ Meeting of 6 June 2005, the Board of Directors of the Company approved, at its meeting on 6 June 2005, the principle of an issuance of 4,050,000 new shares with warrants, without shareholders’ preemptive rights, under the conditions described below. The Board also decided that the amount of the capital increase may be limited to the subscriptions effectively received if these subscriptions represent at least three-quarters of the amount of the offering, and delegated to its Chief Executive Officer all powers to take all measures to complete the capital increase and sale of the shares and, if appropriate, to modify the timetable or suspend the completion of the operation, particularly in the event of a change in market conditions. The Company’s Board of Directors decided to sub-delegate to the Chief Executive Officer, pursuant to the provisions of Article L.225-129-4 of the French Commercial Code, the power to decide to complete the issue under the conditions it defined previously at its meeting of 6 June 2005. The Chief Executive Officer has accepted this sub-delegation which will expire on 1 September 2005.

Using the option granted by the Sixth Resolution of the Extraordinary Shareholders’ Meeting of 6 June 2005, the Board of Directors authorized an extension clause that enables the proposed share issuance to be increased by 15% (hereinafter, the “Extension Clause”). The application of this clause would result in the issuance of an additional 607,500 new shares (hereinafter, the “Additional New Shares”), each with a warrant. The Board of Directors has also sub-delegated the completion of the issuance resulting from this resolution to the Chief Executive Officer, who has accepted this sub-delegation.

TRADING MARKET FOR THE NEW SHARES

The New Shares will be listed for trading on Eurolist by Euronext™, Compartment C.

ENTITLEMENT DATE OF THE NEW SHARES

The New Shares will be entitled to all the rights of shares in existence as of 1 January 2005.

CHARACTERISTICS OF THE WARRANTS (“BSA”)

Number of BSA issued with the New Shares
One BSA will be issued with each New Share in the offering.

Exercise ratio — Exercise Price
2 BSA will give the right to subscribe to 1 new share of TRANSGENE (subject to stipulated adjustments) at an exercise price that will be 10% above the weighted average of the share price during the three trading days prior to the date on which the exercise price is set. The exercise price for the BSA will be set on 1 July 2005 and will be published in a press release on 4 July 2005 before the opening of trading on Eurolist by Euronext™.

Exercise Period
The BSA may be exercised at any time from 15 July 2005 through 17 July 2006 (the “Exercise Period”).

The BSA that have not been exercised by 17 July 2006 shall lose all value and become null and void.

Each person seeking to exercise his BSA will be asked to certify in writing that he is not a U.S. person (as defined under Regulation S under the U.S. Securities Act of 1933, as amended) and that the BSA are not being exercised on behalf of a U.S. Person. The BSA may not be exercised in the United States of America, and the shares issued upon the exercise of the BSA may not be delivered in the United States of America.

Entitlement date of the shares subscribed through the exercise of the BSA
The shares subscribed by exercising the BSA shall be entitled to all the rights of shares existing on the first day of the fiscal year in which the said shares have been subscribed and the subscription price paid.

They will be subject to all provisions of the articles of association as of the date of issuance.

They will be fully fungible with previously existing shares after payment of the dividend (if any) for the previous year or, if no dividend is paid out, after the shareholders’ meeting called to approve the financial statements for that year.

Listing of the BSA
An application will be made to list the BSA for trading on Eurolist by Euronext™. They will be listed separately from the original shares as of 19 July 2005 (ISIN code: FR0010207829).

BSA Repurchase Option
The Company reserves the right to repurchase the BSA, at any time and without limitation on price or quantity, either through purchases on or outside the market, through public offers to repurchase or exchange, or otherwise. The BSA thus repurchased will be cancelled.

GROSS PROCEEDS AND NET PROCEEDS FROM THE OFFERING

For purposes of calculation only, in the event of an issuance of 4,050,000 shares with warrants (ABSA) at a unit price of 6.89 euros, the gross proceeds and estimated net proceeds (excluding taxes) from the offering (excluding the exercise of the BSA) would be as follows:

– –	the gross proceeds from the offering would total: 27,904,500 euros the estimated net proceeds from the offering would be:

•	estimated maximum fees for the financial intermediaries and legal and administrative costs (excluding taxes): 1,700,000 euros

•	estimated net proceeds from the offering: 26,204,500 euros

If the Extension Clause is exercised:

– –	the gross proceeds from the offering would be: 32,090,175 euros the estimated net proceeds from the offering would be:

•	estimated maximum fees for the financial intermediaries and legal and administrative costs (excluding taxes): 1,900,000 euros

•	estimated net proceeds from the offering: 30,190,175 euros

ORGANIZATION OF THE OFFERING

It is expected that the capital increase will be preceded by an information and pre-marketing campaign (pre-placement), which is currently planned to begin on 15 June 2005 and end on 1 July 2005.

It is expected that the public offering period will last 5 trading days from the date the definitive terms of the offering are fixed, and is currently scheduled for 4 July through 8 July.

The securities will be offered in a public offering to legal entities and individuals in France and outside France, subject to the restrictions set forth below.

10% of the allocations will be reserved for subscription by individuals, which may be raised to 20% in the event that the offering reserved for individuals is at least 3 times oversubscribed.

If there is an oversubscription by individuals, the extension clause would be assigned in priority to the corresponding demand.

The public offering may be terminated without prior notice, except for individuals for whom it will remain open during the entire period cited above.

The date on which the issue price is fixed may be brought forward. The decision will be made at least two trading days before the date initially planned for setting the price. The public will be informed of the new timetable through a notice issued by Euronext Paris SA and a press release published the same day in France in at least two national financial newspapers.

The subscription period may be extended. The decision shall be made at least two trading days before the date scheduled to terminate the offering. The public shall be informed of the new timetable through a notice issued by Euronext Paris SA and a press release published the same day in France in at least two national financial newspapers. In such event, orders placed previously may be revoked until the day before the closing date according to the procedures specified in the notice from Euronext Paris SA.

All orders from all financial intermediaries will be taken into consideration.

The allocation ratio will be published in a notice from Euronext Paris SA.

A press release will be published by the Company to report the final amount of the issuance on the date of settlement-delivery of the New Shares and Additional New Shares, if any, which is expected to be on 15 July 2005.

ANTICIPATED TIMETABLE FOR THE OFFERING

6 June 2005	Shareholders’ Meeting that authorized the capital increase
4 July 2005	Press release announcing the subscription price and the BSA exercise price—Subscription period opens
8 July 2005	Decision by the Chief Executive Officer to extend the capital increase up to a maximum of 15% of the amount of the initial offering
15 July 2005	Press release announcing the results of the subscription and the definitive amount of the issuance with the exercise, if any, of the Extension Clause
15 July 2005	Start of the BSA exercise period
17 July 2006	End of the BSA exercise period

COMMITMENT OF THE PRINCIPAL SHAREHOLDER

TSGH, the majority shareholder of the Company, which held 7,071,138 shares representing 70.3% of the capital and 76.51% of the voting rights as of 6 June 2005, has undertaken to subscribe to the capital increase in the amount of €10 million, approximately one-third of the planned capital increase, taking into account a possible supplementary share issuance under an extension clause which may be exercised in the event of oversubscription.

UNDERWRITING

The offering is not underwritten (is not subject to a guarantee) as defined by Article L.225-145 of the French Commercial Code.

STABILISATION

The Lead Manager-Book Runner, will not trade in the markets for shares of TRANSGENE under a stabilisation contract.

RECENT CHANGES IN THE BUSINESS OF TRANSGENE AND OUTLOOK

     The information under this heading is described in the Company’s report for 2004 (document de référence) filed with the Autorité des marchés financiers on 16 May 2005 under No. D-05-0715.

Only new elements since the filing of the aforementioned document are specified below:

1) On 17 May 2005, the Company presented, during the congress of the American Society of Clinical Oncology, the results of a phase II study conducted with the product MVA-MUC1-IL2 in lung cancer, in combination with chemotherapy.

This combination achieved a response rate of 37%: 13 partial responses based on the RECIST criterion validated by independent review on 35 patients who could be evaluated. Control of the disease was observed in 71% of the patients (partial responses and stabilisation of the disease after 12 weeks). To date, the estimated medians for time to tumour progression (TTP) and survival are 6.4 months and 13 months respectively. 53% of the patients are still alive one year after the start of treatment. All these parameters are better than those generally obtained by chemotherapy alone in this patient population. Moreover, the results obtained in the trial are particularly interesting in terms of the seriousness of the condition of the patients treated, as the majority presented with stage IV (metastasised) cancer, and all had tumours that tested positive for MUC1, a recognised factor of unfavourable prognosis.

The measurements taken by ELISPOT showed that patients who develop an immune response against the antigen MUC1 have a statistically better survival rate (p= 0.0035) than those who do not develop this response, which tends to prove the beneficial effect of the vaccine.

The vaccine is also well tolerated.

2) On 15 May 2005, the Company presented to the American Society of Clinical Oncology the results of the phase II study conducted with the product MVA-MUC1-IL2, administered alone, in prostate cancer.

In this trial, the vaccine was administered to 40 patients who presented a rise in their PSA (Prostate Specific Antigen) ratio after surgery or X-ray treatment. In this clinical context, known as “biochemical failure”, the increase in the PSA ratio is the only manifestation of a disease that progresses silently. As a result, the PSA ratio is a replacement marker for the evolution of the disease.

The study showed that:

–     in 63% of the patients, MVA-MUC1-IL2 induced a significant increase in the time to double the PSA ratio (PSA-DT);
–     in 30% of the patients, the PSA-DT was twice as long as before the administration of the treatment.

These observations indicate that MVA-MUC1-IL2 has a biological activity against prostate cancer. It may be expected that this effect on the PSA-DT will result in a slowing of the progression of the disease.

OFFERING RESTRICTIONS

General Restrictions
The distribution of this document or the sale of the ABSA may be governed by specific regulations in certain countries. Persons in possession of this document or any other document concerning the capital increase must obtain information about, and comply with, any local restrictions.

Persons receiving this document may not distribute or transmit it to such jurisdictions in violation of applicable laws and regulations.

Any person who, for any reason, transmits or allows the transmission of this document to such countries must bring to the recipient’s attention the provisions of this section.

This document or any other document concerning the capital increase will not constitute a subscription offer in countries where such an offer would violate applicable legislation.

Each financial intermediary engaged to carry out this offering has undertaken to offer the ABSA for sale only in compliance with the laws and regulations in force, both in France and abroad.

United States of America
Neither the New Shares, nor the BSA, nor the shares to be issued upon the exercise of the BSA will be registered under the U.S. Securities Act of 1933, as amended, nor offered or sold in the United States of America or to U.S. persons, as defined under Regulation S under the U.S. Securities Act.

United Kingdom
This document has not been registered with the Registrar of Companies for England and Wales and must not be remitted or distributed to persons in the United Kingdom, except when such remittal or distribution would not constitute a public offer in the United Kingdom as defined in the 1995 Public Offers of Securities Regulation.

AMF notice concerning the offering circular

“The Autorité des marchés financiers calls the attention of the public to:

•	the substantial uncertainty regarding the continued operations of TRANSGENE, which was noted by the auditors in their report on the consolidated financial statements for the year 2004;

•	the fact that the capital increase may be limited to the amount of the subscriptions received, provided that this amount equals at least three-quarters of the offering .”

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 17, 2005	Transgene S.A.
	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer